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February 9, 2010

Ms. Peggy Kim Special Counsel Office of Mergers & Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-3628

Re:
Bare Escentuals, Inc.
Schedule TO-T filed by Blush Acquisition Corporation
And Shiseido Company, Limited
Filed January 25, 2010
Amendment No. 1 to Schedule TO-T filed January 27, 2010
Amendment No. 2 to Schedule TO-T filed January 28, 2010
File No. 005-82124

Dear Ms. Kim:

At the request of Blush Acquisition Corporation (“Purchaser”) and Shiseido Company, Limited (“Parent” and, together with Purchaser, “Shiseido”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter, dated February 1, 2010, relating to the above-referenced filings.

The responses of Parent and Purchaser to the Staff’s comments are set forth below.  To facilitate the Staff’s review, the Staff’s comments are reproduced below in bold text, with Shiseido’s responses immediately below the comments.  Capitalized terms not defined in this letter have the meanings given to such terms in the Schedule TO-T and the amendments thereto.

In connection with these responses to your comments, Parent and Purchaser acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that Parent and Purchaser may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Offer to Purchase

1.
We note the bidders’ right to waive conditions.  If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver.  In this regard, it appears that the waiver of the minimum condition would constitute a material change requiring that at least five business days remain in the offer after such waiver.  Please provide us with the bidders’ views on this issue and whether or not waiver of the remaining conditions will constitute a material change.  See Rule 14d-4(d).

Shiseido acknowledges the requirement that bidders must announce any decision to waive a material condition, including the Minimum Condition, in a manner reasonably calculated to inform security holders of the waiver.  Shiseido further acknowledges that if any condition to the Offer is waived, applicable Exchange Act rules may require that the Offer be extended to the extent that the waiver constitutes a material change to the Offer and the Offer would not otherwise remain open for a period sufficient for security holders to become reasonably informed of such change.

Shiseido confirms that it will comply with Rule 14d-4(d) as set forth in the Offer to Purchase: “[…] in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making public announcement thereof.  Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.  Subject to applicable law (including Rules 14d-4(d)(i), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service or the Public Relations Newswire.”

2.	Please revise to describe the Ancillary Agreements upon which the offer is conditioned.

Shiseido has amended the Schedule TO-T to clarify that the statement on the cover page of the Offer to Purchase that the offer is conditioned upon “certain Ancillary Agreements” entered into in connection with the offer not having been amended or terminated refers to each of the Ancillary Agreements entered into in connection with the Offer, and to list each specific agreement to which this refers.

Summary Terms Sheet, page i

When and how will I be paid for my tendered shares, page iii

3.
We note that you will pay for shares “promptly following acceptance.”  Please advise as to how you are complying with Rule 14e-1(c) and the requirement to pay promptly after expiration, or revise, here and on page 6 under “Acceptance for Payment.”

Shiseido has made arrangements with the Depositary for the Offer, BNY Mellon Shareowner Services, to ensure that payment will be made for all Shares validly tendered in the Offer and not withdrawn within three business days of the closing of the Offer, or within three business days of their being validly tendered during any subsequent offering period.

Acceptance for Payment and Payment for Shares, page 6

4.
We note from page 7 that the offeror reserves the right to assign to its affiliates the right to purchase all or a portion of the tendered shares.  Please confirm to us that, to the extent you do so, you will revise your Schedule TO-T to include as bidders the persons or entities to whom such rights are assigned.

Shiseido confirms that if Parent or Purchaser assigns the right to purchase Shares in the Offer the Schedule TO-T will be amended to include such person as a bidder.

Certain Information Concerning the Company, page 12

Certain Projected Financial Data of the Company, page 13

5.
We note that you have included non-GAAP financial measures in this section.  Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G.  Please refer to Question 101.01, Non-GAAP Financial Measures section of the Division’s Compliance and Disclosure Interpretations.  We may have additional comments after we review your response.

Shiseido has no view as to whether such information will be useful to investors, or material for purposes of Regulation G.  These projections were provided to Shiseido, and Shiseido believes that the Company’s stockholders should therefore have the benefit of the information it received.

The Company has informed us that these projections correspond to the Company’s GAAP financial statements, and do not reflect any material deviations from GAAP-based measures for net income and total revenue (which the Company refers to as “Sales, net” in its audited financial statements).  To Shiseido’s knowledge, these numbers represent the Company’s best estimates of what their GAAP revenue and income will be for the given periods.  Further, the estimates provided for EBIT represent the Company’s estimate of GAAP net income less interest and taxes.  These projections do not exclude amounts that are included in the most directly comparable measure calculated in accordance with GAAP in the Company’s statement of income, balance sheet or statement of cash flows, and are not subject to any adjustments that have the effect of doing so, nor do they include amounts that are excluded from the most directly comparable GAAP measure.  Shiseido therefore believes that none of these projections constitutes a “non-GAAP financial measure” for purposes of Regulation G.

Shiseido acknowledges that the statement on page 13 of the Offer to Purchase that “these projections were not prepared in accordance with generally accepted accounting principles” may be confusing, and has therefore clarified this statement in the Schedule TO.

Purpose of the Offer; Plans for the Company …. Page 37

6.	Please disclose the price to be paid for the shares under the Top Up Option. Refer to Rule 14(e)-5(b)(7)(iii).

Shiseido has amended the Schedule TO-T to clarify that any purchase of Shares under the Top Up Option will be at a price equal to the Per Share Price.

* * * * *

Thank you for the Staff’s review of this filing.  Should you have any questions regarding the filings or our responses to the Staff’s comments, please do not hesitate to contact me at +81-3-5251-0203 or Peter Lyons at 212-848-7666.

Sincerely yours,

/s/ Kenneth J. Lebrun

Kenneth J. Lebrun

cc:	Takeshi Nakatsu General Manager, Business Development Department Shiseido Company Limited

Peter J. Lyons Brian C. Wheeler Shearman & Sterling LLP